Intorio, Corp.

24 Alexander Kazbegi Ave, Tbilisi 0177, Georgia
(702) 605-46-36

intoriocorp@gmail.com

May 21, 2021

Tony Watson, Theresa Brillant,

Daniel Morris and Jacqueline Kaufman

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street

Washington, DC 20549

Reference: Intorio, Corp.

Amended Registration Statement on Form S-1

Filed May 6, 2021

File No. 333-255055

Tony Watson, Theresa Brillant, Daniel Morris and Jacqueline Kaufman, In response to your letter dated May 18, 2021, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 6, 2021

Amendment No. 1 to Form S-1 filed May 6, 2021

Cover Page

1. We note your response to prior comment 1. Please revise the cover page to specify the percentage of issued and outstanding shares owned by your directors and officers if 50%, 75%, or 100% of the offering is sold. In this regard, it is not sufficient merely to disclose that a majority of shares will be held by your directors and officers.

Response: We have revised the cover page:

If 50% of the offering is sold, 47.1% of all shares of common stock of our Company will be beneficially owned by all officers and directors as a group. If 75% of the offering is sold, the percentage of issued and outstanding shares owned by our directors and officers will be 37.2%. If 100 % of the offering is sold the percentage will be 30.8% accordingly.

Dilution, page 15

2. We reviewed your revisions in response to prior comment 6. You have not subtracted intangible assets from your calculation of tangible book value. Please advise or revise.

1

Response: We have revised this section.

Description of Our Business, page 18

3. We note your response to prior comment 7 and re-issue the comment in part. Please revise to describe whether you provide monthly or annual subscriptions for your service. Also, please explain the number of lessons that an average student is expected to complete and the cost per lesson. Lastly, please tell us whether you have entered into any material agreements related to the launch of your business such as agreements with service or technology providers. If so, please file the agreements as exhibits with your next amendment and revise to describe their material terms.

Response: We have revised the information.

4. We note your response to prior comment 8 and re-issue. Please clarify whether your "future clients" are students and parents, institutions (such as school districts and universities), or otherwise. In this regard, we note that a tutoring service could provide retail services to parents and students, in which case the parents and students would be the clients. Alternatively, the tutoring service could enter into an arrangement with a school district to provide tutoring services to all or some of the students within the school district, in which case the school district itself would be the client. A tutoring service could also offer its services via a hybrid method. Your disclosure should clearly identify the parties with whom you will enter tutoring agreements and thus who your "future clients" will be.

Response: We have clarified that our “future clients” will be students and their parents and we will provide retail services to them.

5. We note your response to prior comment 9. Your disclosure remains unclear as to which courses are currently available and which courses are merely contemplated as future offerings. For example, in the third paragraph on page 18 we note your disclosure on page 18 that you "plan to work . . . and provide" instruction in certain subjects. With a view to providing your investors with information about the development and status of your business operations, revise to clarify which subjects are currently available. For those subjects which are available, state the grade levels currently covered by your curriculum. If your curriculum is partial or incomplete, please also disclose this fact.

Response: We have revised our disclosures.

Please direct any further comments to :

Gagi Gogolashvili

Email: intoriocorp@gmail.com

Telephone: (702) 605-46-36

Sincerely,

/s/ Gagi Gogolashvili

Gagi Gogolashvili, CEO